Via Facsimile and U.S. Mail
Mail Stop 6010

September 6, 2007

Mr. Scott DeLong
Chief Financial Officer
KMG America Corporation
12600 Whitewater Drive, Suite 150
Minnetonka, MN 55343

Re: KMG America Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32377

Dear Mr. DeLong:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant